

March 8, 2011

Mr. Anthony K. Slater
Pike Electric Corporation
100 Pike Way
PO Box 868
Mount Airy, NC 27030

Re: Pike Electric Corporation
Form 10-K for the fiscal year ended June 30, 2010
Filed September 13, 2010
Form 10-Q for the quarterly period ended September 30, 2010
Filed November 9, 2010
File No. 1-32582

Dear Mr. Slater:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief